Mail Stop 3561

June 30, 2008

Jeffery H. Boyd
President and Chief Executive Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, CT 06854

Re: **priceline.com Incorporated**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 3, 2008
        File No. 0-25581

Dear Mr. Boyd:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director